  Exhibit 99.1
PRESS RELEASE

JUNE 25, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET AND CORPORATE UPDATE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to provide an update related to share repurchases under the Company’s Normal Course Issuer Bid (“NCIB”), monetization of non-core equity investments, and recent developments from the Company’s royalty portfolio.

SHARE BUYBACK PROGRAM

During the fourth quarter of 2018, Sandstorm announced a share buyback program to purchase up to 18.3 million of the Company’s common shares. Since the announcement, Sandstorm has purchased approximately 7.9 million shares of the Company.

For more information regarding Sandstorm’s NCIB, see Sandstorm’s press releases dated November 15, 2018 and April 2, 2019 at www.sandstormgold.com or on Sandstorm’s Sedar profile at www.sedar.com.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any securities acquired under the NCIB will be cancelled.

TSX: SSL	NYSE AMERICAN: SAND

SANDSTORM MONETIZES NON-CORE EQUITY INVESTMENTS

Sandstorm recently sold approximately US$17 million of its equity investments, representing a continuation of the Company’s strategy to monetize non-core assets. Proceeds from the sale were largely used to pay down debt drawn on the Company’s revolving credit facility.

HOD MADEN PROGRESS UPDATE

Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), the majority owner and operator of the Hod Maden project in Turkey, has been steadily advancing the project during 2019. A gap analysis and trade-off studies on Hod Maden were completed during the first quarter of 2019 which will contribute to the Feasibility Study work, which began during the second quarter of 2019. The Feasibility Study contract was awarded to GR Engineering Services and AMC Consultants.

In conjunction with the Feasibility Study, an Environmental Impact Assessment has been submitted and a public participation meeting was successfully conducted as part of the permitting process.

The Feasibility Study is expected to be completed in the second quarter of 2020, with first production projected for the fourth quarter of 2022.

Sandstorm has a 30% net profits interest and a 2.0% net smelter returns (“NSR”) royalty on the Hod Maden project.

AURIZONA POURS FIRST GOLD IN MAY 2019

Equinox Gold Corp. (“Equinox Gold”) announced on May 14, 2019 that the first gold pour took place at the Aurizona Gold Mine in Brazil. Equinox Gold also announced the receipt of the License to Operate permit, the final operating permit required from the Maranhão State Environmental Agency. The Aurizona Gold Mine is expected to reach commercial production around the end of the second quarter of 2019.

For more information, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated May 14, 2019. Sandstorm has a 3.0% - 5.0% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3.0% NSR. In addition, Sandstorm holds a 2.0% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

ERDENE INTERSECTS 112.0 METRES OF 5.9 G/T GOLD

Erdene Resource Development Corp. (“Erdene”) announced results from their ongoing 2019 drill program at the Khundii Gold Project located in Mongolia. An 1,800 metre drill program was conducted in April 2019 to increase confidence in the existing resource, confirm gold grades, and expand Bayan Khundii mineralization. The results will be incorporated into the recently launched Pre-Feasibility Study and used in planning the next phase of the 2019 exploration drill program.

Highlights from the April drill program include:

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MIDFIELD ZONE

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BKD-261: 112.0 metres of 5.9 grams per tonne (“g/t”) gold from 13.0 metres; and

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BKD-262: 14.0 metres of 14.1 g/t gold from 9.0 metres.

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NORTH MIDFIELD

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BKD-260: 23.3 metres of 4.4 g/t gold from 97.6 metres; and

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BKD-259: 2.0 metres of 39.0 g/t gold from 202.0 metres.

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STRIKER WEST

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BKD-265: 16.0 metres of 1.1 g/t gold from 28.0 metres and 3.0 metres of 40.0 g/t gold from 142.0 metres.

For more information and full drill results, visit the Erdene website at www.erdene.com and see the press release dated May 13, 2019. Sandstorm has a 1.0% NSR royalty on Erdene’s Bayan Khundii and Altan Nar properties.

KINROSS COMPLETES SCOPING STUDY ON LOBO-MARTE

Kinross Gold Corporation (“Kinross”) announced that they have completed a Scoping Study on the Lobo-Marte project in Chile. The Scoping Study estimates a mine life that could extend more than 10 years, with total life of mine production of approximately 4.1 million gold ounces at a grade of 1.2 g/t gold. Kinross is now progressing to a Pre-Feasibility study with permitting efforts also underway. The Pre-Feasibility study is expected to be completed by mid-2020.

For more information, visit the Kinross website at www.kinross.com and see the press release dated May 7, 2019. Sandstorm has a 1.05% NSR royalty on the Lobo-Marte project.

BONTERRA INTERSECTS 12.8 G/T GOLD OVER 5.6 METRES AT MOROY

Bonterra Resources Inc. (“Bonterra”) announced results from their ongoing drill program at the Gladiator, Barry and Moroy deposits located in Quebec, Canada. Bonterra currently has five drills operating at the properties, which are testing a combination of resource expansion and earlier stage exploration targets.

Highlighted drill results include:

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BARRY

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MB-19-209: 4.2 metres of 5.1 g/t gold from 206.7 metres; and

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MB-19-211: 1.5 metres of 6.3 g/t gold from 453.7 metres.

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MOROY

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MY-19-155: 5.6 metres of 12.8 g/t gold from 256.3 metres; and

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MY-19-158: 5.4 metres of 12.2 g/t gold from 70.5 metres.

For more information and complete drill results, visit the Bonterra website at www.bonterraresources.com and see the press release dated June 12, 2019.

Sandstorm receives a minimum of 1,500 ounces of gold per quarter from Bachelor Lake until 12,000 ounces of gold have been delivered. The gold stream will then convert to a 3.9% NSR royalty. In addition to this, Sandstorm holds a 1.0% NSR royalty on Bachelor Lake. When combined with Sandstorm’s existing royalties, the Company will then hold a total 4.9% NSR on Bachelor Lake/Moroy project, a 3.9% – 4.9% NSR on the Barry project and a 1% NSR on a portion of the Gladiator project.

SANDSTORM FILES EARLY WARNING REPORT

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the acquisition of an aggregate of 3,498,000 common shares (the “Entrée Acquired Shares”) of Entrée Resources Ltd. (“Entrée”), representing approximately 2.0% of the outstanding common shares of Entrée (the “Entrée Shares”).

Prior to the acquisition of the Entrée Acquired Shares, Sandstorm held 28,643,880 Entrée Shares as well as warrants to purchase an additional 457,317 Entrée Shares (“Entrée Warrants”), representing approximately 16.4% of the outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of all 457,317 Entrée Warrants held by the Company, Sandstorm would have previously held an aggregate of 29,101,197 Entrée Shares, representing approximately 16.6% of the outstanding Entrée Shares (on a partially diluted basis). Upon completion of the acquisition of the Entrée Acquired Shares, an aggregate 32,141,880 Entrée Shares are now owned directly by Sandstorm, representing approximately 18.4% of the outstanding Entrée Shares. Assuming the exercise of the Company´s 457,317 Entrée Warrants, the Company would then hold 32,599,197 Entrée Shares, representing approximately 18.6% of the outstanding Entrée Shares (on a partially diluted basis).

The Entrée Acquired Shares were acquired by Sandstorm on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares at prices ranging from C$0.44 to C$0.46 per Entrée Acquired Share. The acquisition of the Entrée Acquired Shares by Sandstorm was effected for investment purposes. Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

The early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com.

QP QualifiedPerson
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM FORGAARD
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.